FEDERATED EQUITY FUNDS

Federated Investors Funds

4000 Ericsson Drive
Warrendale, Pennsylvania 15086-7561

June 28, 2016

Mark A. Cowan

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549-4720

RE: FEDERATED EQUITY FUNDS (the “Registrant”)

Federated Strategic Value Dividend Fund (the “Fund”)

Class R6 Shares

1933 Act File No. 2-91090

1940 Act File No. 811-4017__

Dear Mr. Cowan:

The Registrant is filing this correspondence to respond to your comments provided on May 31, 2016 on its Rule 485(a) Post-Effective Amendment No. 175 and Amendment No. 169, with respect to the Fund, submitted on April 13, 2016.

Included in this correspondence are responses to global comments provided for seven funds, including the Fund, which registered new R6 Shares in 485(a) filings submitted on April 13, 2016.

GLOBAL COMMENTS

Comment 1: Please update ticker symbols and series and class codes.

Response: The Registrant will respond as requested.

Comment 2: Fee Table Footnote: In the fee table footnote disclosure regarding the waiver, we note the parenthetical reference “(after the voluntary waivers and/or reimbursements).” Explain whether there is one contractual waiver or if there is an additional voluntary waiver. If there is one contractual waiver, consider removing the word “voluntary.”

Response: There is one waiver to which the Fund has voluntarily committed for at least one year, unless or until the Fund’s Board terminates or increases the waiver. The reference in the parenthetical indicates that the Fund has voluntarily entered into a fee waiver arrangement to which it has committed for a one year period. The Registrant respectfully believes that its disclosure is consistent with Form N-1A requirements and declines to remove the word “voluntary.” Please note that, from time to time, there may be additional voluntary waivers, over and above the one-year committed waiver but those are not permitted to be reflected in the fee table per Form N-1A.

Comment 3. Fee Table Example: Confirm that the expense waiver affects only the calculation for the one year example.

Response: The Registrant confirms that the expense waiver is not reflected in the calculations for any of the example numbers. The example calculations are based on gross expenses.

Comment 4. Performance Bar Chart and Table Introduction: We note the reference to “each class” in the following disclosure in the third paragraph:

“The Average Annual Total Return Table shows returns for each class averaged over the stated periods, and includes comparative performance information.”

To clarify, please use the language as specified in Item 4(b)(2)(i) of Form

N-1A.

Response: The Registrant will revise the Performance Bar Chart and Table Introduction to clarify the statement in accordance with the requirements of Form N-1A. Further, the Registrant will specify in this introduction which class or classes appear in the Average Annual Total Return Table.

Comment 5. Risk/Return Bar Chart Footnotes: Add disclosure that the performance figures have been adjusted to reflect the expenses of the R6 class.

Response: The Registrant respectfully notes that the performance figures shown in the Risk/Return Bar Chart are the existing Institutional Shares of the Fund and, in accordance with the instructions to Item 4(b)(2) of Form N-1A. The Registrant has shown the annual total returns for the existing class of shares as the new Class R6 shares have not yet commenced operations and has disclosed that the performance figures shown are for a class that is not presented in this prospectus that would have annual returns substantially similar to those of the new share class because the shares are invested in the same portfolio of securities and the annual returns would differ only to the extent that the classes do not have the same expenses.

Therefore, the Registrant respectfully declines to add the suggested disclosure.

Comment 6. Average Annual Total Return Table Introduction: Per Instruction 2(b) to Item 4(b)(2), add disclosure to the narrative to describe the additional indexes to which the Fund compares its performance.

Response: The Fund will add the following sentence to the narrative:

“The Average Annual Total Return Table also shows the performance of the Fund compared to a broad-based securities market index as well as a comparison to the Dow Jones Select Dividend Index which is an additional performance benchmark for the Fund.”

Comment 7. Prospectus - Redemption In-Kind: Consider adding disclosure that in-kind securities bear market risk until sold and that shareholders may experience capital gains when converting in-kind securities to cash.

Response: The Registrant respectfully notes that Redemption in-Kind disclosure is required in Statement of Additional Information (SAI) Item 23(d) of Form N-1A. As such, the Registrant believes that the Fund appropriately provides disclosure about the risks associated with in-kind securities as part of the following SAI language:

“Redemption in-kind is not as liquid as a cash redemption. Shareholders receiving the portfolio securities could have difficulty selling them, may incur related transaction costs and would be subject to risks of fluctuations in the securities’ values prior to sale.”

Therefore, the Registrant respectfully declines to add the requested disclosure.

Comment 8. Prospectus – Limitations on Redemption Proceeds: The prospectus references the disclosure in the sentence introducing the second set of bullet points:

“In addition, the right of redemption may be suspended, or the payment of proceeds may be delayed, during any period:”

Add disclosure to clarify that proceeds may be delayed longer than seven days pursuant to Section 22(e) under the Investment Company Act of 1940 (the “1940 Act”).

Response: Pursuant to Section 22(e) under the 1940 Act, the Registrant will add the following underlined language to the noted disclosure:

“In addition, the right of redemption may be suspended, or the payment of proceeds may be delayed, (including beyond seven days), during any period.”

In addition, the following new bullet point will be added as the final bullet point in the second set of bullet points in the section:

“as the SEC may by order permit for the protection of Fund shareholders.”

Comment 9. Prospectus – Advisory Fees: Discuss the applicable fee waiver as disclosed in the Fee Table footnote, specifically what amounts are contractual and which are voluntary.

Response: The Registrant respectfully notes that Item 10(a) in Form N-1A requires the description of the compensation of each investment adviser of a fund and does not require the disclosure of the fee waivers included in the fee table and as described in the Registrant’s response to Comment 2 above. The fee waivers described in the fee table are attributable to various Fund expenses which may or may not include the investment advisory fee. Therefore, the Registrant respectfully declines to add the requested disclosure. To the extent that the Registrant enters into any contractual fee waivers in the future, such waivers will be referenced as requested.

Comment 10. Prospectus or SAI – Derivative Investments: Please confirm that the Fund has considered its derivatives disclosure in light of the July 2010 letter from Barry Miller to the Investment Company Institute regarding derivatives-related disclosures by investment companies.

Response: The Registrant confirms that the Fund has considered its derivatives disclosure in light of the July 2010 letter from Barry Miller to the Investment Company Institute regarding derivatives-related disclosures by investment companies and respectfully submits that its disclosure is appropriate.

Comment 11. SAI – Total Return Swaps: Disclose that to the extent that the Fund engages in these that an appropriate amount of segregated assets will be set aside. In addition, if engaging in these swaps is a principal part of the Fund’s strategies, describe this in the Prospectus strategies, securities and risks sections.

Response: The Registrant respectfully notes that it provides appropriate “Asset Segregation” disclosure in the SAI, which states that the Fund will “set aside” liquid assets, or engage in other SEC-approved measures while these and other derivative contracts are open. In addition, the Registrant confirms that the Fund may engage in these swaps as part of a non-principal investment strategy and, therefore, the disclosure is appropriately placed in the SAI.

Comment 12. SAI – Borrowing Money and Issuing Senior Securities: We reference the underlined disclosure that the Fund “may borrow money, directly or indirectly, and issue senior securities to the maximum extent permitted under the 1940 Act, any rule or order thereunder, or any SEC staff interpretation thereof.” Please disclose, under the “Additional Information” section following the Fund investment limitations:

a.	a definition of concentration (including the treatment of municipal securities as noted in Comment 13, below);
b.	relevant borrowing limits under the 1940 Act; and
c.	that the Fund will consider the concentration of investment companies in which they will invest when determining compliance with their own concentration policy.

Response: In light of the Staff’s comments, the Registrant will consider adding appropriate disclosure, consistent with the Staff’s request, at its next annual update so that all share classes of the Fund will incorporate the disclosure simultaneously.

Comment 13. SAI – Concentration: The SAI references the disclosure under this fundamental investment limitation that “Government securities and municipal securities will not be deemed to constitute an industry.”

Revise the municipal securities reference to clarify that these are municipal securities issued by governments or political subdivisions of governments pursuant to Investment Company Act Release No. 9785 dated May 31, 1977. This disclosure can be made under the “Additional Information” section following the Fund investment limitations. Please consider revising the fundamental limitation to include the clarifying disclosure at the next Fund shareholder meeting.

Response: The Registrant confirms that the municipal securities referenced in the fundamental investment limitation regarding concentration are issued by governments or political subdivisions of governments. As the staff has noted, this investment limitation is fundamental and, as an open-end investment company, the Registrant does not hold regularly scheduled shareholder meetings at which the investment limitation can be updated. However, in light of the Staff’s comment, the Registrant will consider adding appropriate disclosure, consistent with the Staff’s request, at its next annual update so that all share classes of the Fund(s) will incorporate the disclosure simultaneously.

Comment 14. SAI – Fees Paid by the Fund for Services: Disclose sub-advisory fees paid, if any, by the investment adviser as well as the method of calculation (fee rate and any breakpoints) pursuant to Note 22 under Investment Company Act Release No. 26,230 dated October 23, 2003.

Response: The Registrant confirms that the Adviser, with respect to the Fund, does not pay any sub-advisory fees and that there is no sub-adviser with respect to the Fund.

FUND SPECIFIC COMMENTS

Comment 1. Summary Strategy – We reference the disclosure that the Fund “generally invests in large-cap or mid-cap stocks of U.S. issuers.” Please disclose the capitalization ranges.

Response: The Fund will provide the requested disclosure at its next annual update so that all share classes of the Fund provide this disclosure consistently.

Comment 2. Summary Sector Risk – We reference the disclosure that the Fund “may allocate relatively more assets to certain industry sectors than others.”

Please disclose the specific sector risks that will impact the Fund.

Response: The Fund’s investment strategy does not restrict its investments to a specific sector and the Fund is not targeting any particular sector. Rather, the Fund focuses its investments consistent with its policy to invest its assets to that at least 80% of its net assets (plus any borrowings for investment purposes) in dividend-paying securities. Such investments are subject to a thorough screening process as described in its investment strategy. Investments are subject to change based on the Fund’s investment process and the Registrant believes that additional disclosures could mislead investors. As such, the Registrant respectfully declines to make the requested changes.

Comment 3. SAI – Credit Default Swaps: Disclose that to the extent that the Fund engage in these that an appropriate amount of segregated assets will be set aside. In addition, if engaging in these swaps are a principal part of the Fund’s strategies, describe this in the Prospectus strategies, securities and risks sections.

Response: The Registrant respectfully notes that it provides “Asset Segregation” disclosure in the SAI. In addition, the Registrant confirms that the Fund may engage in these swaps as part of a non-principal investment strategy and, therefore, the disclosure is appropriately placed in the SAI.

Comment 4. SAI – Board Ownership of Shares: Please update the date to December 31, 2015.

Response: The Fund will provide the requested disclosure.

In connection with the review of this filing by staff of the Securities and Exchange Commission, the Fund acknowledges the staff’s view that: the Fund is responsible for the adequacy and accuracy of the disclosure in the filings; staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and the Fund may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions on the enclosed material, please contact me at (724) 720-8840.

Very truly yours,

/s/ Leslie C. Petrone

Leslie C. Petrone

Senior Manager